Exhibit 4.13

IP BLOCK LICENSE AND DEVELOPMENT AGREEMENT

This IP BLOCK LICENSE AND DEVELOPMENT AGREEMENT (the “Agreement”) is made and entered into this December 29, 2011 (“Effective Date”) by and between RDA Technologies, Ltd., a Hong Kong corporation, having its principal place of business at 6/F Building 4, 690 Bibo Road, Pudong District, Shanghai, 201203 (“RDA”) and Trident Microsystems (Far East) Ltd., a Cayman Islands corporation, having its principal place of business at Ugland House, South Church Street, Grand Cayman, Cayman Islands B.W.I. (“Trident”). RDA and Trident are sometimes referred to herein as a “party” or the “parties”.

BACKGROUND

•

RDA is in the business of designing and manufacturing semiconductor devices, and Trident is in the business of designing and licensing IP blocks for use in system on a chip (SoC) semiconductor devices;

•	Trident has created a television SoC known as the SX5 for mid range TV market.

•

Trident desires to provide RDA a non-exclusive license, under Trident’s relevant intellectual property rights and technology (the “Licensed Technology”), to manufacture, sell and create derivative versions of the Trident SX5 SoC product; when manufactured by or for RDA, such product shall be referred as “Licensed Product”

•	RDA desires to license from Trident the Licensed Technology to manufacture and sell Licensed Product into TV and monitor markets and to design cost reduced version of the Licensed Product.

AGREEMENT

1.	DELIVERY AND ACCEPTANCE

1.1	Delivery. Trident will deliver the Licensed Technology in accordance with the Schedule (as adjusted) and pursuant to the Specifications in all material respects. Unless otherwise instructed by RDA, Trident will make all deliveries to RDA by e-mail to Vincenttai@rdamicro.com. If Trident is unable to make a delivery in such manner, Trident will obtain alternate delivery instructions from RDA.

1.2	Acceptance. RDA will be deemed to have accepted the Deliverables upon delivery.

2.	OWNERSHIP AND LICENSE GRANT

2.1 Licenses to RDA. Trident hereby grants to RDA a nonexclusive, worldwide, non-transferrable royalty bearing license, with no right to sublicense, under Trident’s Intellectual Property Rights and only for the Field of Use defined in clause 2.11 (Field of Use and Technology License) below, to: (a) use and reproduce the Licensed Technology solely for the purpose of developing Licensed Product to address television market, (b) creating cost reduced and derivative versions of the Licensed Product, and (c) making (solely for RDA), having made (solely for RDA), importing, selling, offering to sell, and distributing Licensed Product during the term of this Agreement.

2.2 License to Documentation. Subject to the terms and conditions of this Agreement, Trident grants to RDA a non-exclusive, non-transferable license to use the Documentation solely for the purpose of creating their documentation accompanying the Licensed Product. RDA may also make a reasonable number of copies of the Documentation.

2.3 Open Source Release. Trident acknowledges that certain Licensed Product may operate on an open source software platform, and, in such case, RDA would need to release certain software for Licensed Product under the respective open source licenses (the “Open Source Release”). RDA may, subject to the terms of the Open Source Materials licensing organization, utilize all Open Source Materials provided by Trident to RDA for such Open Source Releases. RDA may not, however, allow or cause any Licensed Technology to become Open Source Materials. All open source furnished by Trident is provided under the terms of the applicable open source licenses, not this Agreement.

2.4 Trident Ownership. Trident owns all right, title and interest, including all Intellectual Property Rights, in and to the Licensed Technology and Documentation.

2.5 No Joint Works. It is not the intent of the parties for RDA to jointly develop Intellectual Property Rights with Trident.

2.6 Proprietary Notices. RDA must reproduce and include the copyright notice and any other proprietary rights notices that appear on the original copy of the Licensed Technology or on any copies made thereof made by or for RDA or its Affiliates. RDA may not modify, obfuscate, deface, obscure or remove any of the proprietary rights notices in the Licensed Technology, or in any copies made thereof.

2.7 Affiliates. RDA is liable for any failure of its Affiliates to abide by the terms of this Agreement as if such failure was the act or omission of RDA. Any rights granted to an RDA Affiliate hereunder shall automatically terminate upon such Affiliate ceasing to be an Affiliate of RDA. A list of current RDA Affiliates is listed in Exhibit F. RDA shall promptly notify Trident in writing whenever the list of RDA Affiliates change.

2.8 Additional Necessary Licenses. In order to lawfully make, ship and sell Licensed Product, RDA may be required to enter into a license agreement with third parties, including but not limited to the third parties specifically listed in Exhibit B (collectively referred to as “Necessary Licenses”). RDA is responsible for verifying the applicability of, and obtaining, any Necessary Licenses in addition to the third party IP listed on Exhibit G. RDA hereby agrees to indemnify and hold Trident and its Affiliates harmless from and against any losses, damages, penalties, or causes of action resulting from RDA’s failure to obtain such Necessary Licenses, notwithstanding any provisions of this Agreement to the contrary. Any failure of RDA to abide by the requirements of this section 2.9 shall be considered a material breach of this Agreement.

2.9 Payment Obligation. The parties agree that any RDA payment obligation set forth in Exhibit D is not dependent upon actual delivery of Licensed Technology until RDA obtains all Necessary Licenses and provides adequate evidence of the same to Trident.

2.10 Reservation of Rights. All rights not expressly granted herein are reserved by Trident. There are no implied rights.

2.11 Field of Use Restriction and Technology Audit. The Licensed Technology licensed to RDA under this Agreement shall only be used by RDA to engage in business with TV and monitor manufacturers.

2.12 Additional Trident Technology Licenses. The parties agree that RDA may request to separately license individual Trident differentiating IP, such as audio, video pipe, 2D graphics engine, video decoder and encoders and demodulators, for additional consideration beyond the scope of this Agreement. Any such additional license fees and royalties as shall be agreed upon by the parties in a separate writing signed by both parties.

3.	FEES, PAYMENT AND TAXES

3.1	Fees and Royalties; Payment Terms. All fees and royalties associated with this Agreement are set forth in Exhibit D hereto. Any amounts payable by RDA under this Agreement which are not paid when due shall bear interest payable to Trident at the rate of one and one-half percent (1.5%) per month or the highest rate permitted by applicable law, whichever is less, calculated on the unpaid balance as of the due date. (a). The royalty payments specified in Exhibit D will become due at the end of each calendar quarter. Within 30 days after the end of each calendar quarter, RDA shall furnish to Trident a written report containing the information specified in Section 3.2 Royalty Report below and shall pay to Trident all unpaid fees and royalties accrued to the end of the calendar quarter. In any event that the license granted under this Agreement is terminated at any time and for any reason, then within 30 days after termination, RDA shall report and pay to Trident all amounts accrued hereunder as of the date of termination and unpaid.

3.2	Quarterly Royalty Report. RDA’s quarterly report shall be certified by an officer of RDA (or his or her designee) and shall contain the following information:

(i) identification by model or other identifying number, quantity, ASP and brief description of each Product upon which royalty has accrued;

(ii) the amount of royalties due for each Product, and the aggregate amount of all royalties due;

(iii) identification by type, number, quantity, and description of each Product Sold by or for RDA during such quarterly period and which is exempt from royalty under any provision of the Agreement , and the reason such exemption applies; and

(iv) in the event that any of the Sections 3.2 (b)(i) through (iii) do not apply, RDA shall so state. In the event no royalties are due, RDA’s report shall so state.

3.3	Payment Method. Payments by RDA will be made via automated clearinghouse (ACH) electronic payment to Trident’s financial institution pursuant to instructions supplied to RDA. RDA shall pay all fees, royalties or any other payments in United States dollars (USD).

3.4	Taxes. RDA will be responsible for the payment of all export, excise, sales, use, property and other taxes based on the transactions under this Agreement or the fees paid hereunder, including license fees and royalties, other than taxes imposed upon or measured by Trident’s net income. All payments will be made without any withholding for any taxes required by any governmental laws and RDA will pay any additional amounts necessary if such withholding is required.

3.5	Audit Right. RDA will maintain, at RDA’s principal office, true, correct and complete books and records relating to the Licensed Product as will be sufficient to confirm RDA and its Affiliates’ compliance with this Agreement and amounts owning hereunder. Trident will have the right, upon reasonable written notice, during RDA’s normal business hours, and not more than twice every twelve (12) months, to examine and audit the RDA’s books and records to verify such party’s compliance with this Agreement, including any reports on the amount of payments made to the other party under this Agreement. Notwithstanding the foregoing, a subsequent audit will be limited to the period between the date of the subsequent audit notice and the last date covered by the preceding audit. The auditor will be instructed to report only as to whether there is a discrepancy and if so, the amount of such discrepancy. If any such examination discloses a shortfall in the fees due to Trident, RDA will pay Trident for the full amount of such shortfall within 30 calendars days following the auditor’s final report, plus interest (as calculated by Section 3.1 above). Moreover, in the event the amount of shortfall or overpayment exceeds five percent (5%) of the amount due or paid, as the case may be, during the period under review, RDA will reimburse Trident for the reasonable cost and expenses incurred in connection with such audit. In all other events, Trident shall bear the cost of the audit. RDA shall keep records in sufficient detail to permit the determination of royalties payable hereunder, including (i) the number of units of Products and any other devices which contain Licensed Technology which have been distributed or otherwise Sold by RDA or its affiliates; (ii) the ASP and fair market value of any Product and any other devices which contain Licensed Technology which have been distributed or otherwise Sold by RDA or its affiliates; (iii) the amount of royalties payable to Trident; and (iv) any fees payable to RDA under this Agreement. If no request for examination of such records and materials for a particular quarterly accounting period has been made by Trident within three years after the end of said period, the right to examine such records and materials for said period, and the obligation to keep such records and materials for said period shall terminate.

3.6	Currency Conversion. If any currency conversion is required in connection with the calculation of amounts payable hereunder, the conversion will be made using the buying exchange rate for conversion of the foreign currency into U.S. Dollars, quoted for current transactions reported in The Wall Street Journal (U.S, Western Edition) for the business day on which the respective payment is due.

3.7	Fair Market Value. RDA shall ensure each transaction is conducted so that the ASP of any Product (or other device which contains Licensed Technology) is not manipulated for the purpose of reducing the royalties payable to Trident under this Agreement. The invoice price of any Product (or other device which contains Licensed Technology) will be the higher of the actual invoice price and what the invoice price of the Product (or other device which contains Licensed Technology) would have been if the Product (or other device) had been sold stand-alone to an independent customer at a fair open market value.

4.	LIMITED WARRANTIES AND PERFORMANCE COVENANT

4.1	Warranty. The representations and warranties given hereunder are and will be deemed to have been given by Trident at execution of this Agreement. Trident warrants the following:

(i)	Trident has the corporate power and authority to enter into this Agreement and perform its obligations hereunder. Trident has obtained all necessary corporate approvals for entering into and performing under this Agreement, and this Agreement has been duly authorized, executed and delivered by Trident and constitutes a valid and binding obligation of Trident as of the Effective Date.

(ii)	There are no pending claims or actions commenced against Trident by any third party relating to the Licensed Technology. Trident will promptly alert RDA if any legal actions or claims are commenced or decided against Trident by a third party that is reasonably expected to affect Trident’s ability to fulfill its obligations, warranties and covenants under this Agreement.

4.2 WARRANTY EXCLUSIONS. THE ABOVE LIMITED WARRANTIES ARE EXCLUSIVE AND TRIDENT MAKES NO OTHER WARRANTIES, EXPRESS, IMPLIED OR STATUTORY. TRIDENT SPECIFICALLY DISCLAIMS AND EXCLUDES ALL OTHER WARRANTIES, WHETHER STATUTORY, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT UNDER THE UCC OR ARISING FROM A COURSE OF DEALING OR USAGE OF TRADE. parties.

5.	LIMITATION OF LIABILITY

5.1	Type of Damages. OTHER THAN FOR RDA OR ITS AFFILIATE’S BREACH OF THE SCOPE OF ANY LICENSE OR ANY CONFIDENTIALITY OBLIGATION, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR TORT DAMAGES OF ANY NATURE OR KIND WHATSOEVER, INCLUDING BUT NOT LIMITED TO LOST PROFITS, IN CONNECTION WITH OR ARISING OUT OF THE USE OR LICENSING OF THE LICENSED TECHNOLOGY, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THIS SECTION 5.1 SHALL NOT BE CONSTRUED TO LIMIT ANY INDEMNITY OBLIGATIONS OF EITHER PARTY TO THE EXTENT A COURT (OR OTHER LEGAL ENTITY) AWARDS A THIRD PARTY INCIDENTAL, CONSEQUENTIAL, INDIRECT, PUNITIVE, OR EXEMPLARY DAMAGES FOR A CLAIM INDEMNIFIED HEREUNDER.

5.2	AMOUNT OF DAMAGES. IN NO EVENT SHALL EITHER PARTY’S AGGREGATE LIABILITY UNDER THIS AGREEMENT, EXCEED THE AGGREGATE AMOUNTS ACTUALLY PAID OR PAYABLE TO TRIDENT HEREUNDER.

6.	CONFIDENTIALITY

a. Agreement. All confidential or proprietary information and materials disclosed to the other party hereunder will be disclosed in accordance with the requirements of Exhibit H. Each party agrees to maintain such confidential information in accordance with the terms of this Agreement (including Exhibit H).

b. Residuals. The terms of confidentiality included or referenced by this Agreement will not be construed to limit a party’s right to independently develop or acquire products without use of the other’s confidential or proprietary information and materials disclosed to hereunder.

c. Confidentiality of Agreement. The parties hereto will keep the terms of this Agreement confidential, but may disclose these terms:

i. with the prior written consent of the other party;

ii. to its accountants, auditors, counsel and advisors;

iii. to its Affiliates;

iv. in connection with any action, suit or proceeding concerning this Agreement;

v. in response to a valid order of a court or other governmental body, or if otherwise required to be disclosed by law; provided, however, the disclosing party will first give at least ten (10) days advanced written notice to the disclosing party so that the parties may seek an appropriate protective order; or

vi. in confidence to legal counsel, accountants, banks, potential acquirers and financing sources and their advisors solely in connection with complying with bona fide transactions.

7.	TERM AND TERMINATION

a. Term. The term of this Agreement will commence on the Effective Date and is effective for a period of ten (10) years unless earlier terminated as set forth in this Section.

b. Termination by RDA due to Breach. RDA may suspend performance and/or terminate this Agreement immediately upon written notice to Trident at any time if:

i. Trident is in material breach or default of any representation, warranty, covenant or agreement hereunder, which breach or default is not cured within ninety (90) days of written notice from RDA; or

ii. A Trident warranty is materially inaccurate and Trident knew of the material inaccuracy at the time of execution of this Agreement.

c. Termination by Trident. Trident may terminate this Agreement upon sixty (60) days written notice from Trident to RDA if RDA is in material breach or default of this Agreement, including any representation, warranty, covenant or agreement hereunder or any obligation to pay license fees or royalties to Trident, and does not cure such default within said sixty (60) day notice period.

d. Effect of Termination.

Upon termination of this Agreement, all licenses granted hereunder to RDA and its Affiliates will terminate and be of no further force or effect, except that, unless this Agreement is terminated by Trident due to RDA or its Affiliate’s breach of the scope of a license, breach of its confidentiality obligations or non-payment, RDA may continue to use continue and avail itself of its rights under the applicable licenses for a period of six (6) months from the effective date of termination, to manufacture and sell RDA Products (the “Sell-Off Period”). The Sell-Off Period is conditioned upon RDA and its Affiliates’ continued compliance with the terms and conditions of this Agreement during the Sell-Off Period, including, without limitation, the timely payment of all fees and royalties. Additionally, after the Sell-Off Period RDA may provide units of RDA Product directly and indirectly to customers as needed to comply with any warranty or support obligations.

Except as necessary to exercise the rights set forth above, each party will return or destroy, at the disclosing party’s discretion, the confidential information received from the other party. Each party will furnish to the other, at such other party’s request, a written notice certifying that any and all copies or portions thereof of the corresponding confidential information has been returned or destroyed. Each party may retain a copy of this Agreement and the other’s confidential information as necessary to establish its rights under, and compliance with, this Agreement.

g. Survival. Sections 3, 5, 6, 7, 8, 9 and 10 will survive termination of this Agreement.

h. Other Remedies. Termination is not an exclusive remedy and all other remedies will be available whether or not the Agreement is terminated. Neither party will be liable for damages of any kind as a result of exercising its right to terminate this Agreement according to its terms.

8.	GENERAL TERMS

a. Assignment or Transfer.

i. Neither party may delegate, assign, transfer or attempt to delegate, assign or transfer this Agreement or its rights or obligations under this Agreement, whether through assignment by operation of law, direct assignment, sale of substantially all assets, reorganization, merger, reverse merger or similar assignment or change of control, without the prior written consent of the other party, and any assignment without such consent will constitute a material breach of this Agreement and have no force or effect. For purposes of this Agreement, a change of control, merger, reverse merger or similar transaction of a party will be deemed to be a transfer of this Agreement.

ii. Any permitted assignment of this Agreement will be subject to the assignee agreeing in writing to be bound by all the obligations and other terms and conditions of this Agreement. Subject to the foregoing, this Agreement will bind and inure to the benefit of the respective parties hereto and their permitted successors and assigns.

b. Disputes. All disputes arising directly under the express terms of this Agreement or relating to the termination thereof will be resolved as follows. First, the senior management of both parties will meet to attempt to resolve such disputes. If the senior management cannot resolve the dispute by the end of the applicable cure period of Section 9, either party may begin litigation proceedings. Nothing in this Section will affect a party’s right to seek temporary or permanent injunction (or other equitable relief) as necessary to protect its name, technology, RDAlectual property, proprietary information, trade secrets or other proprietary rights, nor will it operate to toll or extend any breach cure period.

c. Currency. All dollar amounts specified herein are in U.S. dollars, and all payments pursuant to this Agreement will be in U.S. dollars and are non-cancellable and non-refundable.

d. Notices and Contacts. All notices which will be given by either party under the terms of this Agreement will be in writing via overnight mail by a nationally recognized courier, or sent by certified or registered mail, return receipt requested, addressed as delineated in the table below. Furthermore, a notice will be effective on the earlier of the date it is received or, if mailed as described above, no later than seven (7) days after the date of such mailing.

The RDA and Trident contacts for formal notices regarding this Agreement are as follows:

For RDA:	For Trident:

RDA Technology, LTD Attn: Vincent Tai	Trident Microsystems (Far East) Ltd. Ugland House South Church Street Grand Cayman, Cayman Islands Fax: Attn: General Counsel

With copy to:	with a copy to: Trident Microsystems, Inc. 1170 Kifer Road Sunnyvale, CA 94086 United States of America Fax: Attn: General Counsel

The parties may update by written notice to the other party the above-referenced legal contacts in this Section without requiring a written amendment to this Agreement. All notices are effective upon receipt.

e. Governing Law. This Agreement will in all respects be governed by the laws of the State of California without reference to its principles of conflicts of laws. This Agreement will not be governed by the United Nations Convention of Contracts for the International Sale of Goods, the application of which is expressly excluded.

f. Jurisdiction. RDA and Trident agree that all disputes and litigation regarding this Agreement and matters connected with its performance will be subject to the exclusive jurisdiction of the courts of the State of California or of the Federal courts sitting therein. Notwithstanding the foregoing, Trident may seek a temporary or permanent injunction or other equitable relief and file the underlying action in any appropriate jurisdiction.

g. Compliance with Laws. Anything contained in this Agreement to the contrary notwithstanding, the obligations of the parties hereto will be subject to all laws, present and future, of any government having jurisdiction over the parties hereto, and to orders, regulations, directions or requests of any such government.

h. Entire Agreement. Both parties agree that this Agreement and all exhibits incorporated by reference herein is the complete and exclusive statement of agreement between the parties and supersedes all proposals, oral or written, and all other communications relating to the subject matter of this Agreement and specifically including the Deal Term Sheet executed between the parties with a date of June 14, 2011. Any terms and conditions of any purchase order or other instrument issued by RDA or Trident in connection with this Agreement inconsistent with this Agreement will be of no force or effect.

i. Modifications. This Agreement may be modified or amended only by a written instrument duly signed by authorized representatives of Trident and RDA.

j. Waiver. Failure or delay in enforcing any term, provision or condition of this Agreement by either party will not operate as a waiver and no waiver of any term, provision or condition of this Agreement will be valid unless in writing and signed by the party agreeing to such waiver. Any waiver by either party of any condition, part, term or provision of this Agreement will not operate or be considered as a waiver of any other condition, part, term or provision of a waiver of any future event or circumstance.

k. Severability. If any provision of this Agreement is determined by an arbitration panel or court of competent jurisdiction to be invalid or unenforceable, then such provision will be deemed modified to the extent necessary in order to render such provision valid and enforceable; if such provision may not be so saved, it will be severed and the remainder of this Agreement will remain in full force and effect.

l. Force Majeure. If any party is rendered wholly or partially unable by a Force Majeure situation to carry out its obligations under this Agreement (with the exception of payment obligations), and if that party gives prompt notice and full particulars of such Force Majeure situation to the other party, the notifying party will be excused from performance of its obligations hereunder during the continuance of any inability so caused, but for no longer period. Such cause will be remedied by the notifying party as far as possible with reasonable speed and effort. In the event that the notifying party ceases to diligently attempt to remedy the Force Majeure situation and resume satisfactory performance (provided that the Force Majeure is of such a nature that the nonperforming party can reasonably influence or remedy), the other party may at its option immediately terminate this Agreement. In the event that the Force Majeure situation prevents a party from carrying out its material obligations under this Agreement, then provided that such party continues to make any and all payments required by it hereunder, the other party will have no right to terminate this Agreement, provided that in the event that a Force Majeure situation or a series of Force Majeure situations extends for a cumulative total of more than forty-five (45) days, then the party whose obligations are not prevented by the Force Majeure situation(s) may terminate this Agreement. Each party agrees that if a Force Majeure situation occurs, it will make best efforts and give highest priority to fulfill its obligations under this Agreement.

m. Relationship of parties. In the event any proceeding or lawsuit is brought by a party in connection with this Agreement, the prevailing party in such proceeding will be entitled to receive its costs, expert witness fees and reasonable attorneys’ fees, including costs and fees on appeal. The relationship between the parties is that of independent contractors. This Agreement does not constitute a partnership or joint venture between Trident and RDA. Trident is not the representative or agent of RDA and RDA is not the representative or agent of Trident and neither will so hold itself out publicly or to any third party or incur any liability for the other. There are no third party beneficiaries to this Agreement.

n. Export Control. Neither party will export, either directly or indirectly, any product, service or technical data or system incorporating Licensed Technology without first obtaining any required license or other approval from the U.S. Department of Commerce or any other agency or department of the United States government. In the event any product is exported from the United States or re-exported from a foreign destination by either party, that party will ensure that the distribution and export/re-export or import of the product is in compliance with all laws, regulations, orders, or other restrictions of the U.S. Export Administration Regulations and the appropriate foreign government. Both parties agree that neither it nor any of its Affiliates will export/re-export any technical data, process, product, or service, directly or indirectly, to any country for which the United States government or any agency thereof or the foreign government from where it is shipping requires an export license, or other governmental approval, without first obtaining such license or approval.

o. Descriptive Headings. Section headings are for convenience only and will not be considered in interpreting this Agreement.

p. Counterparts. This Agreement may be executed in two counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument. A copy of this Agreement bearing an original signature and delivered by facsimile transmission or by electronic mail in portable document format (i.e., PDF) shall be deemed an original for purposes of evidencing execution of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized representatives effective as of the Effective Date.

RDA Technology, LTD By: /s/ Vincent Tai Print Name: Vincent Tai Title: CEO Date: Dec 29, 2011	Trident Microsystems (Far East) Ltd.: By: /s/ Pete J. Mangan Print Name: Pete Mangan Title: President Date: 12/30/11

EXHIBIT A

DEFINITIONS

“Affiliate” means a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a party hereto (with “control” meaning beneficial ownership of at least fifty percent (50%) of the voting power of the person or entity entitled to vote in the election of directors or, in the case of an entity that is not a corporation, the election of the corresponding managing authority), but such person or entity will be deemed to be an Affiliate only so long as such ownership or control exists.

“ASP” means the average sales price of a Product or other device which contains any Licensed Technology, as the case may be, in a calendar quarter, calculated by taking the figure for the aggregate of all invoices for the distribution of the Product or other devices which contain Licensed Technology in the quarter by the entity exercising the licenses to manufacture or have manufactured under this Agreement (notwithstanding that the distribution may be between RDA and an Affiliate of RDA or between Affiliates of RDA), less: (i) any sales, value added, import or other tax, duty or tariff payable by law thereon; and (ii) any freight and insurance costs included in the invoiced price, and dividing it by the number of units of Product or other devices which contain Licensed Technology, as appropriate, accounted for under the invoices.

“Business Day” will mean a weekday, excluding United States and Trident holidays.

“Trident” means Trident and its Affiliates.

“RDA” means RDA and its Affiliates.

“Trident Background Materials” means ideas, inventions, works of authorship, technology, know how, techniques, software, firmware, and verification and testing tools, and other information or material, in existence prior to the Effective Date, the rights to which are owned, licensable or sublicensable by Trident. Trident Background Technology does not include any RDA Background Materials.

“Documentation” means any user manuals, reference manuals, published release notes, published application and methodology notes, the applicable specifications or product data sheets, and any other published materials provided by Trident for use with the Licensed Technology which are specified in Exhibit B. Documentation does not include written documentation provided by RDA as part of the RDA Background Materials.

“Force Majeure” means acts of God, acts of public enemies or terrorists, wars, other military conflicts, blockades, insurrections, riots, industry-wide strikes, epidemics, quarantine restrictions, unavoidable natural catastrophes, civil disturbances or restraints by or actions of any governmental body (including export or security restrictions on information, material, personnel, equipment or otherwise).

“Licensed IP Block” means the IP block(s) described in Exhibit B as Licensed IP Block(s), including as applicable, but without limitation, register transfer logic (RTL), LEF file, verilog, netlist, synthesis model (Synopsys .db, .lib files) and specifications for each IP block, graphic data system II (GDSII) files and Documentation, as more fully described in the Specifications and the Schedule set forth in Exhibit B.

“Licensed Product” means any products that include, use, or are made using Licensed Technology and are designed using RDA’s own design and specifications; and manufactured by or for RDA or RDA Affiliates. Licensed Product may include, without limitation, integrated circuits, microprocessors, chipsets, and RDA processor-based motherboard products. Licensed Product shall not include any stand-alone integrated circuit that fundamentally provides or performs improvements over the SX5 SOC functions such that the integrated circuit could be sold.

“Licensed Software” means the software, in object code or executable form only, described in Exhibit A as Licensed Software.

“Licensed Technology” means the Licensed IP Block, the Licensed Software, the Licensed Tools and the Documentation.

“Licensed Tools” means software and/or hardware tools described as Licensed Tools in Exhibit B.

“SX5 SOC” means the hardware implementation of the SX5 IC and the SW required for Chinese broadcast standard (DTMB)

“Open Source Material” means each of: (a) software that consists of, contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software, or pursuant to similar licensing and distribution models (e.g., GNU, Linux, etc.) (“Open Source Software”); and (b) any data (“Design Data”) that is subject to a license agreement or other contractual obligation that requires that such Design Data and/or any data, software, or tangible item derived from, produced by, based on, or distributed with such Design Data (“Derivative Item”), be in whole or in part: (i) disclosed, distributed or otherwise made available for inspection in a form facilitating analysis of any functional, architectural, composition, manufacturing, assembly, or testing characteristic of such Design Data or Derivative Item, whether such analysis is intrusive or non-intrusive (e.g., requiring that a semiconductor chip be made available for inspection in an unpackaged or otherwise incomplete state); (ii) licensed or otherwise be made available for the purpose of such Design Data or Derivative Item being modified or integrated into any other component or product; or (iii) be redistributable or otherwise conveyed on a compulsory basis or at no or minimal charge.

For purposes of the definition of Open Source Material, Design Data includes, without limitation, any description, specification, documentation or other information relating to any functional, architectural, constituent component or material, manufacturing, assembly, testing, inspection or metrology characteristic of a semiconductor component or device, or portion of semiconductor component or device (e.g., design information expressed in Verilog, CAD layer, GDSII data, netlist, Gerber data, RTL data, verification suite, simulation model, instruction set specification, testability specification, manufacturing process, etc.). Design Data also includes, without limitation, any microcode, firmware, programming data for reprogrammable or field-programmable cells, self-test routines, or initialization code licensed in conjunction with a semiconductor component or device.

For purposes of the definition of Open Source Material, Open Source Software includes, without limitation, software licensed or distributed pursuant to any of the following licenses or distribution models similar to: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Common Development and Distribution License (CDDL); (f) the Eclipse Public License (CDDL); (g) the BSD License; and (h) the Apache Software License.

“RTL” means register transfer level, and is further defined in Exhibit B-1 “RTL Deliverables” of this Agreement.

“Source Materials” means source code (including without limitation, RTL, LEF file, verilog, netlist, synthesis model (Synopsys .db, .lib files) and specifications for an IP block), test suite and algorithm description of the subject program or IP block, together with all programming manuals and associated documentation.

“Specifications” means the functionality and performance specifications for the Licensed Technology, which are attached to this Agreement as Exhibit A, as amended from time to time. The Specifications may be amended only by the mutual written agreement of RDA and Trident.

“Statement of Work” or “SOW” means a written statement(s) of the services and development work to be performed under this Agreement and the deliverables to be delivered under this Agreement (i.e., Exhibit B-1 and Exhibit B-2), that is attached to this Agreement as Exhibit B.

“Trade Secrets” means confidential know how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, source code, drawings, specifications (including logic specifications), data bases, data sheets, customer lists, customer data and other confidential information that constitute trade secrets under applicable law, in each case excluding any rights in respect of any of the foregoing that comprise Copyrights, mask work rights or Patents.

EXHIBIT B

Introduction

Purpose & Scope

The purpose of this Statement of Work (SOW) is to describe the deliverables required by Trident Microsystems, Inc (Trident) to successfully license the Trident SX5 China product to RDA. This document will include deliverables, engineering support requirements, schedule goals, and project management (communications, etc.).

Statement of Work

Training

Trident shall provide up to one week of SX5 training at the start of the project. The training will occur at Trident facility in Shanghai, China, and will cover subject matters necessary for RDA to develop a derivative of SX5. This will include training on the SX5, software and test environments.

High Level Deliverable

The following lists the high level deliverables Trident will provide to RDA.

SOC:

•	The RTL source code for the digital IP owned by Trident

•

RTL source code of third party licensed IP (on receipt of proof that RDA has established the appropriate agreements with said third parties ); Alternatively, RDA can chose to license directly from third party

•	Note that Trident has modified some licensed IP and as such functionality/performance may not be the same if RDA licenses directly from third party

•	Verification environment for simulation of SoC Simulation environment for verification of the of SoC

•	Whole chip GDSII after on receipt of proof that RDA has acquired appropriate agreements from third party IP providers

•	GDSII and netlist database for analog IP used in SX5

Software:

•	Source code of hardware abstraction layer

•	Source code of broadcast stack for China (DTMB)

•	Standard DTMB SDK in combination with Trident SX5 reference board(s)

System:

•	10 operational HW reference platforms

•	Source code of schematic and Gerber files of respective boards

•	List of board components and supplier for each of them

HW-IP deliverables

The following deliverables are intended to enable RDA to integrate Trident’s SX5 IP in their cost reduced or derivative version of SX5. This section describes a bulleted list of SoC deliverables from Trident.

Note: This delivery will comprise the following

•	RTL source code of the IP

•	Register spec of IP

•	Technical Reference Manual

•	Quick Reference Guide

•	Top Block Diagram of IP

•	Test bench, with a set of test vectors

•	List/description of memories used

•	Whole chip constraints file for STA

The non-Trident owned IP will be delivered after RDA has the appropriate third party agreements in place

•	Refer to table for the list of licensed IP

Each non-Trident owned IP delivery will be accompanied with the following

•	RTL source code (SX5 version)

•	Integration guide as provided to Trident by third party

•	Testbench as provided by 3rd party, with a set of test vectors

•	List/description of memories used

SX5 product deliverables

This section describes the Trident deliverables that allow RDA to make SX5 as is:

•	GDSII and netlist database of Trident owned analog IP

•	GDSII database of SX5 (after proof that all required licenses are acquired by RDA)

•	Simulation environment for verification of SoC

•	Package data

•	Datasheet and pinmap

•	Package substrate/bonding layout

•	Package + substrate simulation models

•	10 operational HW reference platforms

•	Source code of schematic and Gerber files of respective boards

•	List of board components and supplier for each of them

•	Documentation

•	Validation reports

•	Tools required for verification, etc.

•	System / ATE tests, with

•	test programs

SW deliverables

The following deliverables are intended to enable RDA to integrate Trident’s SX5 IP in their cost reduced and to enable to run TV functionality of Trident provided SA boards.

•	SW Development Kit (SX5 DTMB SDK running on SX5)

–	Sample Source Code

•	VDL Source Code (Virtual Driver Layer)

•	DTMBApp TOE UI project

•	DTMBApp Application Source Code

•	Device Driver source code for all on board device (Audio DAC, Demod, HDMI Switch)

–	Misc Binary Only

•	Bootloader Binary

•	Kernel Binary

•	Rootfs Binary

–	Tools Binary

•	SX5 Compiler tool chain

•	Flashmaster tool.

•	TOE++ UI windows designer tool

•	ChipDebugger Display tool

•	MipsLoader Binary RS232Server Binary

•	regtest/regtestfile Binary

–	AV MIPS source code.

–	SX5 SDK WorkDir.

•	HAL Modules source code

–	AVAPI

–	Demux

–	DemuxSec

–	Display

–	Kernel Drivers

•	With documentation API decription for each IPDTMB SW stack source code

–	DTMB Stack

•	SI

•	TTK

•	Si-decoder

–	Utility library

•	TridUtil

–	With documentation on on APIWith documentation on supported DTMB functionality

•	Kernel and Bootloader

–	Linux version 2.6.18 source code

–	Trident bootloader source code

•	Broadcast Audio Codecs

–	With documentation (Audio codec support list)

–	Note: these codecs run on and are optimized for MIPS CPU

•	Broadcast Video Codecs

–	With documentation (Refer to Chip and Media IP Document)

Communication & Support

During the phase that Trident deliverables are made, Trident will assign a program manager to guide all deliverables and to assure that those are made in a timely manner and in accordance with the SOW.

The project organization and required meeting structure will be defined once the project starts.

Roles & Responsibilities

RDA Contacts
Function	Responsibility	Name	Email	Phone
Business Development	Responsible for contract and business negotiations	Vincent Tai	Vincent Tai@rdamicro.com

Project Manager	Responsible for the execution of the integration.	TBD

Trident Contacts
Function	Responsibility	Name	Email	Phone
Business Development	Responsible for contract and business negotiations	Saeid Moshkelani	saeidm@tridentmicro.com

Project Lead	Responsible for the leading the SX5 project	TBD

Deliverables & Schedule

Trident Deliverables and Milestones

Table 3-1 defines the high level schedule milestones for the SX5 project. The milestone dates may be refined as the project evolves and technical details are made available through review sessions and document exchanges.

Workweek	Milestone	Description

WW52,11	• Contract Signed

WW02’12	• SX5 training	Up to one week

WW03’12	• Trident owned IP	As described in 2.1.3; RTL

WW06’12	• non-Trident owned IP	As described in 2.1.3; requires RDA to have licenses in place

WW02’12	• Trident owned Product deliverables	As described in 2.1.4

WW06’12	• Non-Trident owned Product deliverables	As described in 2.1.4; requires RDA to have licenses in place

WW03’12	• SW deliverables

Beyond WW06’12	• Support	Based on time and material cost

Table 3-1 High Level Schedule (Work Week dates are on or about)

Acknowledgements of Deliverables

RDA will have two weeks to acknowledge each deliverable.

Communication & Support

Meeting Structure

Regular meetings between RDA and Trident are essential to the effective management of SX5 project. The details of the communication model such as how meetings will be held, who needs to be involved, and the expectations and requirements of the meetings are outlined below.

Weekly Sync Meetings

RDA and Trident shall establish a weekly sync meeting throughout the duration of the delivery phase of the project. The weekly sync meeting is designed to address the status of the project and the resolution of issues. This will include tracking, contract issues, support issues, and high level technical issue resolution.

Onsite Meetings & Support

In some instances it may become necessary to provide on-site support at either the RDA or Trident facilities. If this does become necessary, RDA and Trident will agree on the logistics of the on-site visits including the engineers required and the duration of on-site support required.

FTP Site

Trident shall provide RDA with a secure ftp site for the exchange of data.

Overview of Licensed IP

Licensed HW IP

SX5 licensed HW IP
	Providers	Type

Standard Cell	TSMC

DDR3 Phy and protocol controller	Synopsys

Host and AV CPU	MIPS	74KF

Host L2 Cache	MIPS

3D Graphics engine	Imagination	SGX531

3D GE system level cache	Imagination	SLC

Ethernet controller	Synopsys

USB2 PHY and MAC (Host)	Synopsys

SDIO	ARASAN

8 bit ECC	Cyclic Design

Licensed SW IP

SX5 licensed SW IP
	Providers	Type

MS10	Dolby	Audio Decoder

SRS Tru Volume	SRS Lab	Audio Post processing

BBE	BBE	Audio Post processing

DRA	Digital Wave	Audio Decoder (To be ported)

MPEG Layer 1/2/3 audio	MIPS	Audio Decoder

EXHIBIT C

Support:

1.	Trident agrees to provide upon RDA’s request, up to 400 support hours during the three month period following acceptance by RDA of the software

EXHIBIT D

FEES, ROYALTIES AND OTHER PAYMENTS

2.	NRE payments: RDA will pay Trident $15.0 Million USD in two installments as follows:

•	Installment 1—50% upon signing of the Agreement;

•	Installment 2—50% upon receipt of written notice from Trident that Trident is prepared to deliver Licensed Technology.

3.	Royalties Per-unit: In consideration of the licenses granted, RDA shall further pay Trident:

i)	a per-unit royalty of 5% of ASP on the first two million units sold, payable quarterly; and thereafter a per-unit royalty of 3% of ASP after the first two million units sold, payable quarterly.

j)	RDA has the right to buy off the royalty payments at the time to signing this contract for additional $1.0 Million USD. If RDA decides to do so, this payment is due at the same time as the first installment of the NRE payment.

4.	For the avoidance of doubt, the per-unit royalty in section 2 above is in addition to the one-time NRE payment amount set forth in section 1 above. The NRE payments will be paid in two (2) installments as follows:

•	50% 15 days from signing of the Agreement

•

50% 30 days from receipt of written notice from Trident that Trident is prepared to deliver the Trident proprietary Licensed Technology. The parties agree that this payment date is solely dependent upon the earlier to occur: 1) written notice from Trident or 2) actual delivery of Trident proprietary Licensed Technology and not dependent upon actual delivery of any portion of the Licensed Technology supplied by a Third Party. Further, notwithstanding payment of either or both Installment 1 and 2, Trident shall have no obligation and shall not deliver any Third Party Licensed Technology until RDA obtains all Necessary Licenses and provides adequate evidence of the same to Trident.

5.	Within thirty (30) days after the end of each RDA fiscal quarter, RDA will provide Trident with a written, quarterly report, whether or not any payments are due. Each report will state the number of units of the Licensed Products distributed, shipped, transferred, sold, or otherwise disposed of; and will be certified by an authorized representative of RDA as being true and correct. All royalties will be earned on the date RDA or its Affiliate ships a Licensed Product unit to a third party.

6.	Fee for Additional Support Hours:

Trident agrees to provide upon RDA’s request, up to 400 support hours during the three month period following acceptance by RDA of the software. In the event that RDA requests additional support , then the parties to negotiate in good faith a services agreement which shall include, among other terms, the level of support required, the duration and the associated support fees.

EXHIBIT G

OPEN SOURCE AND THIRD PARTY MATERIALS

(a)	Open Source Materials

[Provide detailed listing as appropriate]

(b)	Third Party IP contained in the Licensed Technology

Required Licenses

Licensed HW IP

SX5 licensed HW IP
	Providers	Type

Standard Cell	TSMC

DDR3 Phy and protocol controller	Synopsys

Host and AV CPU	MIPS	74KF

Host L2 Cache	MIPS

3D Graphics engine	Imagination	SGX531

3D GE system level cache	Imagination	SLC

Ethernet controller	Synopsys

USB2 PHY and MAC (Host)	Synopsys

SDIO	ARASAN

8 bit ECC	Cyclic Design

Licensed SW IP

SX5 licensed SW IP
	Providers	Type

MS10	Dolby	Audio Decoder

SRS Tru Volume	SRS Lab	Audio Post processing

BBE	BBE	Audio Post processing

DRA	Digital Wave	Audio Decoder (To be ported)

MPEG Layer 1/2/3 audio	MIPS	Audio Decoder

EXHIBIT H

CONFIDENTIALITY

Each party will treat as confidential all information that is disclosed to it by the other party pursuant to this Agreement that is conveyed (a) in written, graphic, machine readable or other tangible form and conspicuously marked “confidential” or in some other manner to indicate its confidential nature; or (b) orally, (c) by drawings or plans; or (d) by inspection of products, materials, parts or equipment (collectively, “Confidential Information”). In all cases Confidential Information will be identified at the time of disclosure as “confidential” and designated as confidential in a written notification or confirmation promptly after the disclosure. The receiving party agrees not to use the disclosing party’s Confidential Information for any purpose other than as expressly permitted under the terms of this Agreement. The receiving party will not disclose the disclosing party’s Confidential Information to any third parties. Each party will only disclose Confidential Information to its personnel and those of its Affiliates who have a legitimate need to know such Confidential Information to effect the intent of this Agreement and who are bound to retain the confidentiality under agreements which include provisions similar to this Agreement sufficient to enable the receiving party to comply with its obligations under this Section. All Confidential Information will remain the sole property of the disclosing party and the receiving party will use the same degree of care to avoid disclosure or use of the Confidential Information as it uses in respect of its own information of like importance, but in no case less than a reasonable degree of care. Notwithstanding the above, information will not be deemed confidential if it (i) is or becomes generally known to the public through no unlawful act of the receiving party; (ii) was known to the receiving party at the time of disclosure, as evidenced by its records; (iii) is disclosed with the prior written approval of the disclosing party; (iv) was independently developed by the receiving party without any use of, or reference to, the Confidential Information of the disclosing party; or (v) becomes known to the receiving party from a source other than the disclosing party without breach of this Agreement and otherwise not in violation of the disclosing party’s rights. Nothing in this Agreement will prevent the receiving party from disclosing the other party’s Confidential Information to the extent the receiving party is legally compelled to do so by any court or governmental investigative or judicial agency pursuant to proceedings over which such agency has jurisdiction; provided, however, that prior to any such disclosure, the receiving party will (i) assert the confidential nature of the Confidential Information; (ii) immediately notify the disclosing party in writing of the order or request to disclose; and (iii) cooperate fully with the disclosing party in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of the compelled disclosure and protecting its confidentiality. RDA specifically agrees that the Licensed Technology, whether or not marked “confidential”, is the confidential information of Trident.

Amendment to IP Block License and Development Agreement

RDA Technologies Ltd., a Hong Kong corporation (“RDA”) and Trident Microsystems (Far East) Ltd., a Cayman Islands corporation (“Trident”) have entered into an IP Block License and Development Agreement dated December 29, 2011 (the “Agreement”)

The parties wish to Amend the Agreement to restate one section of the Agreement. The Agreement is hereby amended such that Section 2.11 shall read in full as follows:

“2.11 Field of Use Restriction and Technology Audit. The Licensed Technology licensed to RDA under this Agreement shall only be used for the manufacture, use and distribution of televisions and monitors.”

Except as set forth herein the other terms of the Agreement remain in full force and effect.

RDA:

By /s/ Vincent Tai

Print Name Vincent Tai

Its CEO

Date: Dec 29, 2011

Trident:

By /s/ Pete J. Mangan

Print Name Pete Mangan

Its President

Date: 12/30/11

Second Amendment

of the

IP Block License and Development Agreement

RDA Technologies Ltd., a Hong Kong corporation (“RDA”) and Trident Microsystems (Far East) Ltd., a Cayman Islands Corporation (“Trident”) have entered into an IP Block License and Development Agreement effective December 29, 2011 (the “Agreement”) as amended by an Amendment to IP Block License and Development Agreement dated December 29, 2011 (the “Amendment”).

The effective date of this Second Amendment shall be the date that Trident receives the one-time per-unit royalty buyout payment specified in the amended Exhibit D below.

With this Second Amendment, the parties wish to further amend the Agreement to reflect that RDA has elected to pay a one-time per-unit royalty buyout payment as specified in the amended Exhibit D below rather than a continuing per-unit royalty. Upon execution of this Second Amendment and receipt of the payment, neither the reporting obligations of RDA nor the audit rights of Trident are necessary.

Accordingly, the Agreement is hereby amended as follows:

Exhibit D is hereby amended to read in full as:

FEES, ROYALTIES AND OTHER PAYMENTS

1.	NRE payments: RDA will pay Trident $15.0 Million USD in two installments as follows:

•	Installment 1—50% upon signing of the Agreement;

•	Installment 2—50% upon receipt of written notice from Trident that Trident is prepared to deliver Licensed Technology.

2.	Royalties Per-unit: In consideration of the licenses granted, RDA shall further pay Trident a per-unit royalty buyout of $1.0 Million USD which payment is due upon signing of this Second Amendment to the Agreement.

3.	For the avoidance of doubt, the per-unit royalty buyout in section 2 above is in addition to the one-time NRE payment amount set forth in section 1 above. The NRE payments will be paid in two (2) installments as follows:

•	50% 15 days from signing of the Agreement

•

50% 30 days from receipt of written notice from Trident that Trident is prepared to deliver the Trident proprietary Licensed Technology. The parties agree that this payment date is solely dependent upon the earlier to occur: 1) written notice from Trident or 2) actual delivery of Trident proprietary Licensed Technology and not dependent upon actual delivery of any portion of the Licensed Technology supplied by a Third Party. Further, notwithstanding payment of either or both Installment 1 and 2, Trident shall have no obligation and shall not deliver any Third Party Licensed Technology until RDA obtains all Necessary Licenses and provides adequate evidence of the same to Trident.

4.	Trident hereby irrevocably and permanently waives the royalty reporting and per-unit royalty payment obligations.

5.	Fee for Additional Support Hours:

Trident agrees to provide upon RDA’s request, up to 400 support hours during the three month period following acceptance by RDA of the software. In the event that RDA requests additional support, then the parties to negotiate, in good faith, a services agreement which shall include, among other terms, the level of support required, the duration and the associated support fees.

Section 3.1 is hereby amended to read in full as:

3.1 Fees and Royalties; Payment Terms. All fees and royalties associated with this Agreement are set forth in Exhibit D hereto. Any amounts payable by RDA under this Agreement which are not paid when due shall bear interest payable to Trident at the rate of one and one-half percent (1.5%) per month or the highest rate permitted by applicable law, whichever is less, calculated on the unpaid balance as of the due date. In the event that the license granted under this Agreement is terminated at any time and for any reason, then within 30 days after termination, RDA shall report and pay to Trident all amounts accrued hereunder as of the date of termination and unpaid.

Section 3.2 is hereby amended to read in full as:

3.2 Quarterly Royalty Report. Trident hereby irrevocably and permanently waives the quarterly royalty reporting obligation of RDA.

Section 3.5 is hereby amended to read in full as:

3.5 Audit Right. Trident hereby irrevocably and permanently waives its audit rights under the Agreement.

Except as set forth herein the other terms of the Agreement as amended by the Amendment remain in full force and effect.

RDA:

By: /s/ Vincent Tai

Printed Name: Vincent Tai, CEO

Date: December 29, 2011

Trident:

By: /s/ Pete J. Mangan

Printed Name: Pete J. Mangan, President

Date: December 30, 2011